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October 18, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, NE Washington, DC 20549
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Attention:	James Lopez
Robert Arzonetti
Robert Klein
Cara Lubit

Re:	Banc of California, Inc.
Amendment No. 2 to Registration Statement on Form S-4/A
Filed October 16, 2023
File No. 333-274245

Ladies and Gentlemen:

On behalf of Banc of California, Inc. (“BANC” or the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) communicated orally on a conference call on October 18, 2023 relating to the Company’s Registration Statement on Form S-4 originally filed on August 28, 2023, as amended and filed on September 29, 2023 and further amended and filed on October 16, 2023 (the “Registration Statement”). Following the submission of this letter, the Company is expecting to file an amended Registration Statement with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

1.	Revise your disclosure to describe why the exchange ratio was agreed upon based on each party’s VWAP measured relative to the LOI date rather than the date on which the merger agreement was executed.

Response: The Company respectfully advises the Staff that the Company will amend the disclosure set forth on Page 80 of the Registration Statement to add the following sentence at the end of the paragraph that begins with “On July 16, 2023,”:  “In reaching that agreement, BANC and PACW considered and discussed whether to calculate the exchange ratio based on the volume weighted-average trading prices of BANC common stock and PACW common stock over a five-day period measured relative to the execution of the merger agreement rather than the date of the LOI, but ultimately agreed that the volume weighted-average trading price of BANC common stock and PACW common stock measured over a five-day period relative to the LOI date was a more appropriate measurement period because of the volatility in the trading price of PACW common stock during the period between the LOI date and the date on which the merger agreement was executed.”

2.	Please revise your disclosure on Page N-2 of the Registration Statement to clarify any changes that BANC will make to the combined company’s liquidity management framework.

Response: The Company respectfully advises the Staff that the Company will amend the disclosure set forth on Page N-2 of the Registration Statement to delete the sentence reproduced in the first bullet point below and replace that deleted sentence with the sentences set forth in the second bullet point below:

•
The combined company is expected to manage liquidity in a similar fashion as BANC’s current management framework, maintaining duration limits as a function of primary liquidity, along with other critical “Liquidity,” “Funding,” and “Investment” tolerances.

•
The combined company is expected to manage liquidity in a similar fashion as BANC’s current management framework, but will adopt new liquidity management policies that address the fact that the combined company will be a larger institution with new product lines, including deposits in business lines not existing at the Company today.  In doing so, the combined company will assess the new characteristics associated with the combined company when establishing oversight of key metrics, along with other critical “Liquidity,” “Funding,” and “Investment” tolerances.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 735-3554. Thank you in advance for your cooperation in connection with this matter.

Sincerely,
/s/ Sven Mickisch
Sven Mickisch Partner
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

CC:	Jared Wolff, Banc of California, Inc. Ido Dotan, Banc of California, Inc. Matthew Nemeroff, Skadden, Arps, Slate, Meagher & Flom LLP